Snow Lake to Participate in a Virtual Critical Minerals Conference Presented by Maxim
Group LLC on Tuesday, May 6th at 8:30 a.m. EST.

Winnipeg, Manitoba, Canada, May 1, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, announces that it plans to participate in a virtual critical minerals conference presented by Maxim Group LLC, on Tuesday, May 6th, 2025, in a company discussion at 8:30 a.m. EST.

The May 6th virtual conference, entitled "Critical Minerals Summit: Accelerating the Mining of U.S. Critical Minerals," will include companies focused on developing critical minerals projects in the U.S.  This conference will be live on M-Vest.  To attend, sign up to become an M-Vest member.  Click here to learn more and reserve your seat.

About Maxim Group LLC

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York.  The Firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services.  Maxim Group is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB) and is a member of FINRA SIPC, and NASDAQ.  To learn more about Maxim Group, visit maximgrp.com

Snow Lake CEO Interview with Wall Street Reporter

On April 30, 2025, Snow Lake's CEO was interviewed by Wall Street Reporter on Snow Lake's plans for 2025 on its Pine Ridge Uranium Project in Wyoming, in joint venture with Global Uranium and Enrichment Limited, as well as its Engo Valley Uranium Project in Namibia.  The interview discussed 2025 exploration programs at both Pine Ridge and Engo Valley, drilling plans and schedules, tailwinds from the U.S. Administration's recent policies on critical minerals, as well as anticipated timing for maiden resource estimates on both projects.  The interview is available on Wall Street Reporter, at wallstreetreporter.com

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on (NASDAQ: LITM), with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy